1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC November 2009 Sales Report
Hsinchu, Taiwan, R.O.C. — December 10, 2009 — TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for November 2009: on an unconsolidated basis, net sales were approximately NT$29.35 billion, an increase of 0.6 percent over October 2009 and an increase of 52.1 percent over November 2008. Revenues for January through November 2009 totaled NT$255.28 billion, a decrease of 17.3 percent compared to the same period in 2008.
On a consolidated basis, net sales for November 2009 were approximately NT$ 30.32 billion, an increase of 0.3 percent over October 2009 and an increase of 46.9 percent over November 2008. Revenues for January through November 2009 totaled NT$264.19 billion, a decrease of 17.1 percent compared to the same period in 2008.
TSMC Sales Report (Unconsolidated):

		(Unit: NT$ million)
Net Sales	2009*	2008	Increase (Decrease)%
November	29,349	19,295	52.1
January through November	255,277	308,606	(17.3)

*	Year 2009 figures have not been audited.
TSMC Sales Report (Consolidated):

		(Unit: NT$ million)
Net Sales	2009*	2008	Increase (Decrease)%
November	30,322	20,644	46.9
January through November	264,188	318,729	(17.1)

*	Year 2009 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Ms. Lora Ho VP & CFO, TSMC Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director PR Department, TSMC Tel: 886-3-505-5028 Mobile: 886-928-882607 E-Mail: jhtzeng@tsmc.com	Mr. Richard C.Y. Chung Technical Manager PR Department, TSMC Tel: 886-3-563-6688 ext. 7125038 Mobile: 886-911-258751 E-Mail: cychung@tsmc.com	Mr. Michael Kramer Principal Specialist PR Department, TSMC Tel: 886-3-563-6688 ext. 7126216 Mobile: 886-926-026632 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
December 10, 2009
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties,
3)	endorsements and guarantees, and 4) financial derivative transactions for the period of Nov. 2009.

1)	Sales volume (in NT$ thousand)

Period	Items	2009	2008
Nov.	Net sales	29,349,036	19,294,770
Jan.-Nov.	Net sales	255,276,508	308,606,321
2)	Funds lent to other parties:None.

3)	Endorsements and guarantees:None.

4)	Financial derivative transactions (in NT$ thousand)

TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap	Single Option		Combined Option		Others
					Sell	Buy	Sell	Buy
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	970,890	28,042,999	—	—	—	—	—
	Mark to Market Profit/Loss	—	5,608	123,366	—	—		—	—
	Unrealized Profit/Loss	—	11,440	158,692	—	—		—	—
Expired Contracts	Notional Amount	—	66,259,009	185,089,794	—	—	—	—	—
	Realized Profit/Loss	—	(191,143)	519,578	—	—		—	—
TSMC’s subsidiaries

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap	Single Option		Combined Option		Others
					Sell	Buy	Sell	Buy
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	96,566	—	—	—	—	—	—
	Mark to Market Profit/Loss	—	50	—	—	—		—	—
	Unrealized Profit/Loss	—	1,278	—	—	—		—	—
Expired Contracts	Notional Amount	—	1,773,107	—	—	—	—	—	—
	Realized Profit/Loss	—	(2,073)	—	—	—		—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: December 10, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer